EXHIBIT 99.1

Ultrapetrol Announces Changes to the Board

NASSAU, Bahamas, Dec. 23, 2014 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced that following the anticipated transition period, Felipe Menéndez and Ricardo Menéndez have resigned from the Company's Board, effective December 19th, 2014. Ultrapetrol's Board is now comprised of five directors.

Damián Scokin, Ultrapetrol's Chief Executive Officer, commented, "We would like to thank Felipe and Ricardo for their significant contributions to Ultrapetrol as well as for their counsel and support over the past few months, which has enabled a smooth transition. We wish them the best in their future endeavors."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

ULTR-G

CONTACT: The IGB Group
         Leon Berman
         212-477-8438
         lberman@igbir.com

         Or

         The IGB Group
         Bryan Degnan
         646-673-9701
         bdegnan@igbir.com